Exhibit 99.1

Sinovac Announces Preliminary Results of Phase III Trial on sIPV

BEIJING, April 19, 2018 -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac " or the "Company"), a leading provider of biopharmaceutical products in China, today announced preliminary results of a phase III clinical study on Sabin inactivated polio vaccine (“sIPV”) developed by Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) on the unblinding conference held on April 19, 2018.

The preliminary results of the trial after unblinding show the seroconversion rate of poliovirus type II is superior to the control vaccine and seroconversion rates of the other two types of poliovirus are non-inferior to the control vaccine. And geometric mean titer (“GMT”) of three poliovirus types are all higher than the control vaccine. The Company will prepare the production license application after the clinical report is finalized.

The phase III trial is a randomized, double-blind, controlled clinical trial to evaluate the immunogenicity and safety of sIPV in 2-month-old infants. The trial commenced in August 2017 with twelve hundred healthy volunteer subjects enrolled in the study. The primary vaccination schedule sets three doses with a one month interval between doses and the trial was carried out in Jiangsu province, China.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “The promising results from the phase III clinical trial are an important milestone we achieved towards providing vaccines to eliminate human disease related to polio. The Company will commercialize this vaccine in the China market as well as the markets in which the United Nations (“UN”) operates under the WHO’s Polio Eradication & Endgame Strategic Plan. The vaccine will also contribute to the diversification of our pipeline product portfolio by providing us with the opportunity to develop a sIPV related combo vaccine in the future.”

As previously announced, Sinovac has entered into a license agreement with Intravacc (Institute for Translational Vaccinology) from Netherlands to develop and commercialize sIPV for distribution to China and other countries. According to the agreement, Sinovac has committed to commercializing the vaccine in China, inclusive of conducting clinical trials, obtaining regulatory approval, and launching the sIPV. The Company obtained the clinical license of sIPV in December 2015. The phase I and phase II trials were completed in 2017.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.  For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media

ICR Inc.

United States

Phil Denning

1-646 277 1258

Phil.denning@icrinc.com

China :

Edmond Lococo

+86 10 6583 7510

Edmond.Lococo@icrinc.com

Investors:

ICR Inc.

Bill Zima U.S: 1-203--682-8233

Email: william.zima@icrinc.com